

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2023

Yi Larson
Chief Financial Officer
LianBio
103 Carnegie Center Drive, Suite 309
Princeton, NJ 08540

      Re: LianBio
           Form 10-K for Fiscal Year Ended December 31, 2022
           Filed March 28, 2023
           File No. 001-40947

Dear Yi Larson:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences